Skadden, Arps, Slate, Meagher & Flom (UK) llp

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May 6, 2021

VIA EDGAR

Thomas Jones
Erin Purnell

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

RE:	FREYR Battery Registration Statement on Form S-4 Filed March 26, 2021 File No. 0001844224

Dear Sir or Madam:

On behalf of FREYR Battery (the “Company,” “we” or “our”), we have filed today the above Registration Statement on Form S-4/A (the “Amended Registration Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated April 9, 2021, concerning the above Registration Statement on Form S-4 submitted on March 26, 2021 (the “Initial Registration Statement”).

The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Registration Statement, except for page numbers and captions referenced in the Staff’s questions, which correspond to the page numbers and captions in the Initial Registration Statement.

Comparative Share Information, page 42

1.	Please tell us how the $0.14 book value per share was calculated or determined.

In response to the Staff’s comment, the Company respectfully advises the Staff that the book value per share of $0.14 for Alussa Energy Acquisition Corp. (“Alussa”) as of December 31, 2020 is calculated based on (a) Alussa’s total shareholders’ equity of $5,000,009 divided by (b) Alussa’s total ordinary shares outstanding of 35,937,500, comprising 28,750,000 Class A ordinary shares and 7,187,500 Class B ordinary shares.

Unaudited Pro Forma Condensed Combined Financial Information, page 152

2.	Please refer to adjustment (H) and clarify why an adjustment for the payment of transaction costs is reflected in additional paid in capital rather than in accumulated deficit.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company anticipates that the Business Combination, as defined within the Amended Registration Statement, will be accounted for as a reverse capitalization in accordance with U.S. GAAP under both the no redemption and maximum redemption scenarios. The Company has considered that the substance of a reverse capitalization is essentially a capital transaction of the legal acquiree and is equivalent to the issuance of shares by FREYR AS (“FREYR”) for the net monetary assets of Alussa accompanied by a recapitalization. As a result, the Company believes that the qualifying transaction costs incurred by FREYR should be charged directly to equity against the proceeds of the offering, which is consistent with the guidance in Staff Accounting Bulletin (“SAB”) Topic 5.A. As such, the adjustment for the payment of transaction costs has been reflected in additional paid in capital rather than in accumulated deficit.

3.	Please revise the presentation to ensure that the pro forma adjustments in the pro forma statements of operations meet the requirements of Regulation S-X, Article 8-05(b) and Article 11-02(a)(11). In this regard, revise the notes to disclose any expenses, gains, losses and related tax effects which will not recur in your statement of operations beyond 12 months after the transaction.

In response to the Staff’s comment, the Company has revised the notes to the unaudited pro forma condensed combined financial information on pages 162 and 163 to clearly disclose which pro forma adjustments in the pro forma statement of operations relate to expenses, gains, losses, and related tax effects that will not recur in the Company’s statement of operations beyond 12 months after the transaction.

New Plan Benefit, page 173

4.	Please tell us whether the amounts to be paid under the 2021 equity incentive plan will be reflected in your pro forma financial statements upon determination of the value.

In response to the Staff’s comment, the Company respectfully advises the Staff that while the Business Combination Agreement, as defined in the Amended Registration Statement, permits the Company to commit to grant 2,200,000 stock options in accordance with the contemplated terms of and pursuant to the 2021 equity incentive plan, the key terms and conditions of specific awards to be granted under the 2021 equity incentive plan have not yet been determined and are not expected to be determined until after the close of the Business Combination. Specifically, the awards to be granted are expected to vest based on performance-related milestones to be determined by the board of directors of the Company. Additionally, key terms such as the contractual expiry of the stock options to be granted have not been determined, and other terms and conditions governing the awards remain subject to the future approval of the board of directors of the Company. As a result, a calculation of compensation expense and related accounting of the awards cannot be readily determined by the Company for recognition in the unaudited pro forma condensed combined financial information as of and for the year ended December 31, 2020. In response to the Staff’s comment, the Company has revised the notes to the unaudited pro forma condensed combined financial information on pages 162 and 163 to clarify that the impact of the 2021 equity incentive plan cannot yet be determined and has not been reflected as an adjustment within the unaudited pro forma condensed combined financial information.

FREYR AS Financial Statements

Notes to Consolidated Financial Statements

7. Commitments and Contingencies

Other Commitments, page F-14

5.	We note that you will recognize the cost associated with the 24M license over the service period. Given that you are making payments of $19.3 million during 2021, please clarify how you have accounted for amounts payable at December 31, 2020, including any related liabilities as well as the amounts expensed. Your response should include references to the accounting literature that support the basis for conclusions as well as material terms of the agreement.

In response to the Staff’s comment, the Company respectfully advises the Staff that FREYR considered the activities outlined within the definitive agreement with 24M Technologies, Inc. (“24M”) effective on and from December 15, 2020, which includes support for the development of the customer qualification plant and support for the design, installation, and start-up of the first commercial production factory. Support services included under the 24M agreement relate to i) technical training to be provided to FREYR engineers, ii) the provision of information to FREYR necessary or reasonably relevant for FREYR to construct and operate a factory to produce its products and iii) on-site support in the specification, selection and installation of the facility and manufacturing equipment. These services are provided by 24M in exchange for the $19.3 million service fee payable in three separate payments as detailed on page 197 under “FREYR Business Model — Licensing Strategy” of the Amended Registration Statement. Prior to the amended 24M agreement (the “Amended Agreement”) dated January 18, 2021, FREYR and 24M had agreed that all services would conclude by December 31, 2022. Per the Amended Agreement, FREYR and 24M agreed that in no event shall 24M be obligated to perform services after December 31, 2023, and any services beyond this date will be incurred on a time and materials basis. FREYR will also pay an ongoing royalty fee based on sales volumes with minimum annual payments of $3,000,000 beginning on December 15, 2023 in consideration of the licenses granted by 24M. FREYR considered that the definitive agreement may be terminated by FREYR at any time after December 31, 2023 provided that FREYR has not commenced commercial production, and FREYR also considered that there is substantial uncertainty around the activities and whether commercialization of the licensed technology will be achieved through the future development of a commercial facility. As the activities to develop a customer qualification plant and the first commercial production facility relate to bringing about significant improvements to an existing process and development of new processes and techniques, FREYR determined that the activities performed under the 24M agreement would be considered research and development (“R&D”) activities under Accounting Standards Codification (“ASC”) 730.

In accordance with ASC 730, FREYR determined the costs related to the 24M agreement should be expensed as incurred. In considering the payment of the $19.3 million service fee, the duration of time the services are performed over and consumed, and the uncertainty of future benefits that could be derived from the licensed patents and licensed technology if FREYR is unable to develop a commercial battery production facility, FREYR determined that it would expense the service fee ratably over the determinable period of time the Company expects to consume the services and defer any prepaid amounts. As of December 31, 2020, FREYR expected to consume services through December 31, 2022 as outlined in the definitive agreement. As such, FREYR calculated the amortization expense of the $19.3 million service fee on a straight-line basis for the portion of time from the effective date of the agreement through December 31, 2020, and recognized R&D expense within the consolidated statement of operations and recorded a corresponding accrued liability within the consolidated balance sheet of $445 thousand, as disclosed within the notes to the consolidated financial statements on pages F-12 and F-14.

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Please contact me at +44 20 7519-7289 should you require further information.

Very truly yours,

/s/ Denis Klimentchenko
Denis Klimentchenko

cc:	Daniel Barcelo

Alussa Energy Acquisition Corp.

cc:	Maurice Dijols

FREYR Battery

cc:	Danny Tricot

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc:	Mark C. Solakian, Mark B. Baudler, Steven V. Bernard, Jennifer Fang and Kenisha D. Nicholson

Wilson Sonsini Goodrich & Rosati

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